UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 28, 2013

Commission File Number: 001-15092
__________________________________________

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)
__________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated August 27, 2013 announcing the appointment of Turkcell’s CFO.

Istanbul, August 27, 2013

ANNOUNCEMENT REGARDING THE APPOINTMENT IN CFO ROLE

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

Special Subjects:

Murat Doğan Erden, who has been Turkcell Group Chief Financial Officer in an acting role since April 2012, has been appointed in person, effective August 27, 2013.

Murat Doğan Erden joined Turkcell in 2001 as Director of Treasury. Before his appointment as Turkcell Group Chief Financial Officer, he was the Acting Chief Financial Officer, and the Director responsible for Treasury and Risk Management. Mr Erden is a graduate of the Department of Economics at Bogazici University, and received his MBA degree from San Diego State University in 1995.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

You can follow us on twitter at http://twitter.com/TurkcellNews

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 28, 2013	By:	/s/Koray Öztürkler
Name: Koray Öztürkler
Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: August 28, 2013	By:	/s/Nihat Narin
Name: Nihat Narin
Title: Investor & Int. Media Relations – Director